Joshua A. Kaufman

+1 212 479 6495

Josh.kaufman@cooley.com

April 20, 2016

By EDGAR and Hand Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Mr. Joseph McCann Mr. Michael Gershon Mr. Mark Brunhofer Mr. James Rosenberg

Re:	UroGen Pharma Ltd.

Draft Registration Statement on Form F-1

Submitted March 4, 2016

CIK No. 0001668243

Ladies and Gentlemen:

On behalf of UroGen Pharma Ltd. (“UroGen” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 31, 2016 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Overview, page 1

1.	Please revise the initial paragraph to disclose whether Mitomycin C is a generic or a branded drug. Provide similar disclosure on page 2 with respect to Imiquimod and botulinum toxin. With reference to your disclosure on page 93, also disclose, if true, that Mitomycin C currently is used “off-label” for the indications you target. Briefly explain what “off-label” means and revise here or elsewhere, as applicable, to explain whether off-label status impacts the pathway for regulatory approval. Also, briefly explain the term “adjuvant therapy” here at first use.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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United States Securities and Exchange Commission

April 20, 2016

Page Two

In response to the Staff’s comment, the Company has revised the initial paragraph on pages 1 and 74 of the Amended DRS to disclose that Mitomycin C is a generic drug, and the disclosure on pages 2 and 75 of the Amended DRS to disclose that Imiquimod is a generic drug and that botulinum toxin is a branded drug. On page 95 of the Amended DRS, the Company has disclosed that Mitomycin C is currently used “off-label” for the conditions the Company targets, and that “off-label” use relates to the use of a prescription drug for a condition other than for which it has been officially approved, and its impact on the pathway for regulatory approval. The Company has also explained the term “adjuvant therapy” at first use on page 1 of the Amended DRS.

2.	Please revise here to explain briefly what a “Compassionate Use” program is and, as applicable, why it is significant. Also revise your Government Regulation discussion in the business section to provide additional disclosure concerning the requirements for achieving this designation and its impact on your clinical development.

In response to the Staff’s comment, the Company has revised pages 2 and 74 of the Amended DRS to explain briefly what a “Compassionate Use” program is and why it is significant. The Company acknowledges the Staff’s comment to provide additional disclosure concerning the requirements for achieving this designation and its impact on the Company’s clinical development, and respectfully advises the Staff that “Compassionate Use” programs provide access to investigational drugs under non-uniform protocol criteria for patients for whom no other therapeutic options or clinical trials exist. The criteria for “Compassionate Use” programs, also known as “named patient” and “expanded access” programs, vary by jurisdiction. MitoGel has been utilized on a “Compassionate Use” basis in 18 patients across sites in Israel, Switzerland, the Netherlands and the United States. In light of the foregoing, the Company respectfully advises the Staff that disclosure concerning the “Compassionate Use” requirements in any one jurisdiction is not material due to the small number of patients who have participated in the “Compassionate Use” program.

Our Competitive Strengths, page 5

3.	The first two headings in this section and your disclosure at the bottom of page 5 concerning “existing” and “approved” drugs suggest that you have brought drugs to market in the past. We note, however, that your disclosure on page 18 indicates that you have limited experience conducting clinical trials and that you have never progressed a product candidate through to regulatory approval. Accordingly, please revise these headings and disclosures to clarify and balance your statements concerning your abilities and expertise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 62, 74 and 80 of the Amended DRS to clarify and balance its statements concerning its abilities and expertise with regard to existing and approved drugs.

Risks Associated with Our Business, page 7

4.	Please revise the final bullet point on page 7 to highlight briefly the adverse tax consequences that you reference, such as the three identified in the final full paragraph on page 48. Also, highlight the annual IRS filing requirements that you reference on page 144. Please also revise the final sentence of the bullet point to clarify your present intention to not provide the information necessary for holders to make the QEF election. In this regard, we refer to your disclosures on pages 49 and 144.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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United States Securities and Exchange Commission

April 20, 2016

Page Three

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 8 of the Amended DRS accordingly.

Implications of Being an “Emerging Growth Company”..., page 8

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff with a copy of the presentation that it has presented to qualified investors pursuant to Section 5(d) of the Securities Act of 1933. The Company undertakes to send the Staff any material updates to such presentation.

Capitalization, page 57

6.	Please tell us why it is appropriate to include the exercise of warrants to purchase Series A-1 preferred shares in your pro forma presentation. In your response tell us how these exercises are factually supportable and directly attributable to your planned offering. Reference for us the authoritative literature you rely upon to support its inclusion. This comment also applies elsewhere, as applicable, such as in your summary financial data on page 11.

The Company acknowledges the Staff’s comment. The provisions of the warrants to purchase Series A-1 preferred shares provide that such warrants terminate upon the closing of an initial underwritten public offering of the securities of the Company. Therefore, all such warrants would terminate and be of no value upon the closing of this offering. The Company believes that, based on the ultimate valuation of this offering, it is very likely that most, if not all, of the warrants will be exercised prior to the closing of this offering, and notes that the Series A-1 preferred shares to be issued upon exercise of the warrants will be automatically converted into ordinary shares upon the closing of this offering. In addition, although the terms of the warrants provide for a net or cashless exercise, the Company believes that investors in this offering should be provided the maximum number of ordinary shares that will be outstanding immediately prior to the closing of this offering. The Company believes that reflecting the exercise of the warrants to purchase Series A-1 preferred shares would be helpful to an investor’s understanding of the Company’s capital structure and that to exclude it would not accurately reflect the Company’s pro forma capital structure. Therefore, the Company respectfully submits to the Staff that the pro forma presentation should assume the exercise for cash of all warrants to purchase Series A-1 preferred shares.

Components of Results of Operations, page 62

7.	We note your disclosure concerning the $1.9 million in grants from OCS for research and development funding. Please revise to indicate whether all of your product candidates are subject to the royalty obligations or identify the specific ones that are.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Amended DRS to indicate the specific product candidates of the Company which are subject to the royalty obligations.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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United States Securities and Exchange Commission

April 20, 2016

Page Four

Research and development expenses, net, page 62

8.	Please revise your disclosure, either here or in your results of operations discussion, to disclose the costs you incurred during each period presented by project. If you do not maintain any research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

The Company acknowledges the Staff’s comment. As a clinical stage biopharmaceutical company, the Company does not differentiate between how its research and development expenditures are incurred or track its internal costs by project. In light of the fact that the Company’s employees and internal resources may be engaged in projects for multiple programs at any time, the Company’s focus is on total research and development expenditures, which make up the majority of its expenditures and are set forth in its income statement and for which significant judgment is not required in allocating expenditures. Accordingly, the Company does not provide a detailed analysis of these expenditures in its income statement or its Management’s Discussion and Analysis of Financial Condition and Results of Operations. The Company has revised the disclosure in page 63 of the Amended DRS to disclose this fact.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 68

9.	Please revise your table of stock option grants on page 69 to include all option grants through the date of your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 69 to include all option grants through the date of filing.

10.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company acknowledges the Staff’s comment and will comply once an offering price range has been established.

Business, page 73

11.	Please revise the Business section to discuss when each clinical trial and/or compassionate use program commenced and, as applicable, the primary endpoints for each on-going and completed trial or program.

In response to the Staff’s comment, the Company has revised the disclosure on pages 84, 86, 87, 91, 93 and 94 of the Amended DRS to provide when each clinical trial and/or compassionate use program commenced and, as applicable, the primary endpoints for each on-going and completed trial or program.

12.	Please revise the narrative disclosures about each product candidate to discuss observed adverse events, including the number of adverse events and the applicable grade levels. In this regard, we note your risk disclosure on page 17 indicating that you have observed several adverse events and serious adverse events in your clinical trials.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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United States Securities and Exchange Commission

April 20, 2016

Page Five

In response to the Staff’s comment, the Company has revised the narrative disclosures about each product candidate on pages 84, 89, 91, 93 of the Amended DRS to discuss observed adverse events and serious adverse events, including the number of such events and the applicable grade levels in its clinical trials.

13.	Please describe the meaning and significance of the following terms at your first reference:

•	Black Box Warning

•	Statistically Significant

•	Noncovalent Derivatives

•	Complex, Chelate or Clathrate of a Molecule

In response to the Staff’s comment, the Company has revised the disclosure on pages 87, 98 and 100 of the Amended DRS to describe the meaning and significance of the following terms at first reference:

•	Black Box Warning

•	Statistically Significant

•	Noncovalent Derivatives

•	Complex, Chelate or Clathrate of a Molecule

Initial Clinical Results for MitoGel, page 83

14.	Please file as an exhibit Dr. Wirth’s consent to use the pre-treatment and post-treatment images.

In response to the Staff’s comment, the Company has filed Dr. Wirth’s consent to use the pre-treatment and post-treatment images as Exhibit 99.1 to the Amended DRS.

Vesimune, page 89

15.	Please revise to disclose who conducted the Phase 1 study. In this regard, we note your disclosure on page 61 indicating that you acquired Vesimune during the fourth quarter of 2015.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Amended DRS to disclose who conducted the Phase 1 study.

Next Steps..., page 91

16.	Please revise to identify the large pharmaceutical partner. Describe the material terms of your arrangements with the partner. Also, file the agreement or agreements as material contracts or explain to us why each one does not require filing pursuant to Regulation S-K, Item 601(b)(10).

The Company respectfully acknowledges the Staff’s comment to describe the material terms of the Company’s arrangements with the large pharmaceutical partner and to file the related preclinical material transfer agreement as a material contract. The Company respectfully advises the Staff that it does not consider such agreement with the large pharmaceutical partner to be a “material contract” within the meaning of ltem 601(b)(10) of Regulation S-K, and accordingly, such agreement need not be filed as an exhibit.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

United States Securities and Exchange Commission

April 20, 2016

Page Six

The Company respectfully advises the Staff that strategic preclinical material transfer agreements with third parties to provide for the conduct of IND-enabling work are of a type that normally accompany its business. Moreover, the Company respectfully advises the Staff that the agreement is not a contract of the type specified in Regulation S-K Item 601(b)(10)(ii)(A)-(D). As an initial matter, the Company views the agreement with the large pharmaceutical partner as immaterial in financial terms. As disclosed on page F-12 of the Amended DRS, the Company has received only $750,000 to date under the agreement. Any future payments will be based upon the large pharmaceutical partner exercising its option, following a successful preclinical collaboration, to successfully negotiate and obtain a license for the clinical development and potential commercialization of the Company’s preclinical product candidate, as disclosed on pages 20 and 21 of the Amended DRS. Further, the agreement is not a license or other agreement to use any patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.

For the foregoing reasons, the Company does not consider the agreement to be a material agreement, does not consider itself to be substantially dependent on such agreement and does not believe such agreement need be filed as an Exhibit to the Amended DRS pursuant to Item 601(b)(10) of Regulation S-K. In light of the above, the Company does not believe the large pharmaceutical partner must be identified at this time.

Competition, page 93

17.	Please revise to discuss the competitive conditions in the markets for treating overactive bladder and interstitial cystitis.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended DRS to discuss the competitive conditions in the markets for treating overactive bladder and interstitial cystitis.

Certain Relationships..., page 128

18.	Please revise to discuss the material terms of the Investors’ Rights Agreement, dated September 18, 2014, which is referenced in your Exhibit Index.

The Company respectfully acknowledges the Staff’s comment to discuss the material terms of the Investors’ Rights Agreement, and respectfully submits to the Staff that the terms of the registration rights under the Investors’ Rights Agreement are set forth under “Description of Share Capital—Registration Rights,” a reference to which is included under “Certain Relationships and Related Party Transactions—Agreements with Shareholders.” The Company has revised the disclosure on page 131 of the Amended DRS to provide that all other rights and obligations under the Investors’ Rights Agreement will terminate upon the closing of this offering. Such termination is pursuant to an amendment to the Investors’ Rights Agreement, dated April 12, 2016, that the Company has filed as an Exhibit to the Amended DRS.

19.	Please revise to discuss the material terms of the Telormedix SA asset purchase agreement, which is referenced in your Exhibit Index, as well as any other material arrangements with this related party.

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United States Securities and Exchange Commission

April 20, 2016

Page Seven

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Amended DRS to discuss the material terms of the Telormedix SA asset purchase agreement, which is the sole material arrangement with this related party.

Notes to the Financial Statements

Note 7 – Share Capital:

c. Terms of the Company’s convertible preferred shares, page F-14

20.	Please explain to us why your warrants to purchase Series A-1 preferred stock are classified as liabilities yet your preferred stock is classified in equity. Reference for us the authoritative literature you rely upon to support your accounting. In your response specifically tell us why you characterize in Note 6b the “Deemed Liquidation” events disclosed in Note 7c3 as being redemption events yet in the latter note you do not do so. In addition, explain why each of these events is solely in your control.

As described in note 7c3 to the 2014 annual financial statements, under certain events defined as “Deemed Liquidation” events, the Preferred A shareholders are entitled to receive the higher of: (i) the original purchase price plus any accruing dividends, accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon less any amount of distributable proceeds previously paid with regard to such shares (collectively, the “Preferential A Amount”), and (ii) such amount per share as would have been payable had all preferred shares been converted into ordinary shares immediately prior to such Liquidation Event.

Deemed Liquidation events include the sale of all or substantially all of the Company’s assets or technology, the consolidation, merger, or reorganization of the Company into any other entity, in which the Company is not the surviving entity, and any sale of all or substantially all of the Company’s issued and outstanding share capital.

As also mentioned in note 7c3 to the 2014 annual financial statements, upon the occurrence of these Deemed Liquidation events, after payment in full of the amount due to the Preferred Shares, the remaining assets of the Company available for distribution shall be distributed among the holders of the ordinary shares pro rata based on the number of shares held by each holder.

The Deemed Liquidation events described above include events that are not solely within the control of the Company, such as consolidation, merger, or reorganization of the Company into any other entity in which the Company is not the surviving entity and any sale of all or substantially all of the Company’s issued and outstanding share capital.

Classification of the Preferred A Shares within permanent equity:

ASC 480-10S99-3A(f) (formerly paragraph 5 of EITF D-98) provides a limited exception according to which a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity: if all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem).

Accordingly, even though the Preferred A Shares are redeemable upon the occurrence of certain events not solely within the control of the Company, since the holders of ordinary shares are entitled to the same form of consideration upon the occurrence of the Deemed Liquidation Events, the Preferred A Shares are classified within permanent equity.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

United States Securities and Exchange Commission

April 20, 2016

Page Eight

Classification of the A-1 Warrants as liabilities:

According to ASC 480 (formerly FAS 150) (emphasis added):

ASC 480-10-25-8:

“An entity shall classify as a liability (or an asset in some circumstances) any financial instrument, other than an outstanding share, that, at inception, has both of the following characteristics:

a. It embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation.

b. It requires or may require the issuer to settle the obligation by transferring assets.”

ASC 480-10-25-9:

“In this Subtopic, indexed to is used interchangeably with based on variations in the fair value of. The phrase requires or may require encompasses instruments that either conditionally or unconditionally obligate the issuer to transfer assets. If the obligation is conditional, the number of conditions leading up to the transfer of assets is irrelevant.”

ASC 480-10-55-33:

“A warrant for puttable shares conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned on the warrant’s being exercised and the shares obtained by the warrant being put back to the issuer for cash or other assets.

Similarly, a warrant for mandatorily redeemable shares also conditionally obligates the issuer to ultimately transfer assets—the obligation is conditioned only on the warrant’s being exercised because the shares will be redeemed. Thus, warrants for both puttable and mandatorily redeemable shares are analyzed the same way and are liabilities under paragraphs 480-10-25-8 through 25-12, even though the number of conditions leading up to the possible transfer of assets differs for those warrants. The warrants are liabilities even if the share repurchase feature is conditional on a defined contingency.”

The A-1 Warrants are exercisable into the Preferred A-1 Shares. As described above, the Preferred A-1 Shares contain a redemption feature upon certain events that are not solely within the control of the Company.

Therefore, even though the Preferred A-1 Shares are classified within permanent equity (as these events will also lead to the redemption of all other subordinated shares in accordance with ASC 480-10S99-3A(f)), they still contain a redemption feature. As such, the A-1 Warrants are liabilities within the scope of ASC 480, and are measured subsequently at fair value with changes in fair value recognized in earnings in accordance with ASC 480-10-35-5.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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United States Securities and Exchange Commission

April 20, 2016

Page Nine

Exhibits

21.	Please file all employment agreements you have with your executive officers. In this regard, we reference your disclosures on page 123 and at the bottom of page F-19. Refer to Item 601(b)(10)(ii) of Regulation S-K. Also, file as an exhibit Dr. Belldegrun’s management services agreement which is referenced on page 128.

The Company respectfully acknowledges the Staff’s comment to file all employment agreements the Company has with its executive officers and Dr. Belldegrun’s management services agreement, and the Company respectfully advises the Staff that it believes it is not required to file employment or service agreements as exhibits to the Amended DRS pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, which states that any compensatory plan, contract or arrangement for a foreign private issuer is not required to be filed if the registrant describes the required compensatory information and the public filing of such plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company respectfully submits that it has provided the required compensatory information under Item 402(a)(1) of Regulation S-K, that the Company’s home country of Israel does not require the public filing of the employment or service agreements and that the agreements are not otherwise publicly disclosed.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Ron Bentsur, UroGen Pharma Ltd.

Divakar Gupta, Cooley LLP

Daniel I. Goldberg, Cooley LLP

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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